SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 4th, 2016

DATE, TIME AND PLACE: February 4th, 2016, at 10:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso e Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Messrs. Srs. Guido Vinci, Chairman of the Fiscal Council (“CF”), Ricardo Rodil e Luiz C. de Carvalho, representatives of  Baker Tilly Brasil Auditores Independentes S.S. (“Baker Tilly”), and Mr. Jaques Horn, Legal Officer and Secretary. Justified absence of Messrs. Alberto Emmanuel Carvalho Whitaker and Mario Di Mauro.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee (“CAE”); (3) To acknowledge on CAE’s Concise Annual Report; (4) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2015, and to resolve on their submission to the Annual Shareholders’ meeting; (5) To analyze the management’s proposal for the allocation of the results related to the year of 2015 and the dividend distribution by the Company, and to resolve on its submission to the shareholders’ meeting to be convened; and (6) To resolve on the proposal of use of deferred income tax and social contribution (IN CVM 371).

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the ones present at the meeting and with the expressed abstention of the legally restricted, registered their decisions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee at its meeting held on February 2nd 2016, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(2) Acknowledged on the activities carried out by the Statutory Audit Committee at its meetings held on January 19th, February 2nd and 3rd, 2016, in accordance with the report presented by Mr. Herculano Aníbal Alves, Member of the Statutory Audit Committee;

(3) Acknowledged on the CAE’s Concise Annual Report, approved on February 3rd, 2016, related to the activities carried out during 2015, which shall follow the Company’s Financial Statements, dated as of December 31st, 2015;

(4) Approved the Management Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2015, ad referendum of the Annual Shareholders’ Meeting, based on the information provided by the Company’s Management. The Board Members considered the favorable opinion of: (i) CAE; (ii) Fiscal Council; and (iii) Baker Tilly that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company and its subsidiaries’ financial and equity position. The Board Members, as it follows, approved the submission of the Management Report and Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2015, to the Company’s Annual Shareholders’ Meeting to be convened;

(5) Approved the management’s proposal for the allocation of the results related to the year of 2015 and the dividend distribution by the Company, based on the Fiscal Council’s favorable opinion, and its submission to the Company’s Annual Shareholders’ Meeting to be convened; and

(6) Approved the technical study on the accounting of the deferred tax assets, Income Tax and Social Contribution, of the Company and its subsidiaries, after Baker Tilly’s opinion and the Fiscal Council’s assessment, all in accordance with CVM’s instruction No. 371/2002;

CLARIFICATIONS AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso e Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 4th, 2016.

JAQUES HORN Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 4, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.